Exhibit 19.1
SECURITIES TRADING POLICY
Effective May 2, 2023
1.Purpose
This Securities Trading Policy (the “Policy”) sets forth the Company’s policies with respect to transactions in the securities of Public Storage (including its subsidiaries, the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Trustees has adopted this Policy to promote compliance by Insiders with federal and state securities laws that prohibit certain persons who are aware of Material Nonpublic Information about a company from:
•trading in securities of that company; or
•providing Material Nonpublic Information to other persons who may trade on the basis of that information (also known as “tipping”).
Insider trading is a crime, and the Securities and Exchange Commission (the “SEC”), U.S. attorneys, state enforcement authorities, and foreign authorities pursue violations vigorously. Violations can result in severe penalties, including significant fines and imprisonment. See “Consequences of Insider Trading Violations” under Section 4(a).
2.Scope
This Policy applies to all (a) trustees, officers, and employees of the Company; (b) Family Members of trustees, officers, and employees of the Company; and (c) Controlled Entities of trustees, officers, and employees of the Company. The Company may determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Material Nonpublic Information (together with the persons described in the prior sentence and any other Restricted Persons, “Insiders”). Because this Policy applies to Family Members and Controlled Entities, be mindful that you are responsible for the transactions of these persons and should make them aware of the need to confer with you before they trade in Company Securities. For purposes of this Policy and applicable securities laws, you should treat all transactions by those persons as if the transactions were for your own account.
•Exception: This Policy does not apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled or influenced by, or related to, you or your Family Members.
In addition, this Policy applies to all transactions in Company Securities.

3.Defined Terms
As used in this Policy:
•“Company Securities” means (i) the Company’s common shares, (ii) the Company’s preferred shares and depositary shares representing interests in the Company’s preferred shares, (iii) any securities that are exercisable for, or convertible or exchangeable into, the Company’s common shares or preferred shares, (iv) the Company’s senior notes, and (v) any other type of securities issued by or related to the Company (e.g., notes, convertible debt, and warrants, or derivative securities not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities).
•“Controlled Entities” means any entities that you influence or control, including any corporations, limited liability companies, partnerships, or trusts.
•“Family Members” means any family members who reside with you (e.g., a spouse, a child, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities you direct or are subject to your influence or control (e.g., parents or children who consult with you before they trade in Company Securities).
•“Material Nonpublic Information” means any information a reasonable investor would consider important in making a decision to buy, hold, or sell securities that has not been disclosed generally to the investing public in a manner that complies with applicable securities law (e.g., in a press release or report filed with the SEC), including any positive or negative information that could be expected to affect the Company’s stock price. Although it is not possible to define all types of material information, the following are examples of information that ordinarily would be regarded as material:
oearnings or financial results of the Company, including forward-looking information or changes to, or suspension of, any previously announced earnings guidance;
opending or proposed business acquisitions, dispositions, investments, or restructurings;
opending or proposed joint ventures or strategic alliances;
osignificant related party transactions;
odividends, changes in dividend policy, repurchases, or stock splits;
odebt or preferred share offerings outside the ordinary course of business;
ocommon share offerings;
obank borrowings or other financing transactions outside the ordinary course of business;
osignificant changes in the Company’s business strategy or strategic plans;
ogain or loss of a significant tenant;

ochanges in executive management or trustees;
ochanges in auditors or notifications that an auditor’s reports may not be relied upon;
osignificant changes in accounting treatment, write-offs, or effective tax rate;
osignificant pending or threatened litigation or governmental investigations, or resolution of the foregoing;
oimpending bankruptcy or the existence of severe liquidity problems;
osignificant actual or suspected cybersecurity incidents (e.g., a data breach or any other significant disruption in the Company’s operations) or significant cybersecurity risks to which the Company is subject; or
orestrictions on trading in Company Securities, the securities of another company, or the extension or termination of any restriction.
To establish that information is public, it may be necessary to show that the information was disseminated widely through (i) a press release, (ii) publication or broadcast in a widely available television program, newspaper, or website, or (iii) publicly available documents filed with the SEC. By contrast, information may not be public if it is available only to the Company’s employees or a select group of persons, like analysts, brokers, and institutional investors.
•“Restricted Persons” means all trustees and executive officers of the Company, any other persons designated by the Chief Legal Officer as being subject to the preclearance and related procedures described below in Section 4(b), and the Family Members and Controlled Entities of the foregoing persons.
4.Policy
a.Restrictions and Requirements Applicable to All Insiders
General Prohibitions on Insider Trading and Tipping
No Insider may, directly or indirectly, during any period beginning on the date the Insider first possesses Material Nonpublic Information and ending at the earlier of (i) the start of the third business day after that information is publicly disclosed or (ii) the time when the Insider has consulted with and been advised by the Chief Legal Officer that the nonpublic information is no longer material:
•engage in transactions in Company Securities;
•recommend the purchase or sale of any Company Securities;
•disclose Material Nonpublic Information to persons within the Company whose jobs do not require them to have that information or outside the Company to other persons, including family, friends, business associates, investors, and consulting firms, unless the disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
•assist anyone engaged in the above activities.
No Insider who, in the course of working for the Company, learns of Material Nonpublic Information about a company with which the Company does business (such as a customer or supplier of the Company) or has a material relationship, including Shurgard Self Storage Ltd., may trade in that company’s securities until the information becomes public or is no longer material.
Precautions to Prevent Misuse or Unauthorized Disclosure
When an Insider has exposure to Material Nonpublic Information about the Company, that person should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure, including:
•Maintaining files securely and avoiding the storage of information on computer systems that can be accessed by other individuals;
•Avoiding discussion of confidential matters in areas where conversation could be overheard;
•Restricting disclosure of information to a “need to know” basis; and
•Refraining from making any statement on the Internet or via social media (e.g., Twitter, Facebook, Instagram, Snapchat, etc.) regarding the Company, as it may be seen as a recommendation to buy or sell Company Securities.
Consequences of Insider Trading Violations
The purchase or sale of securities while aware of Material Nonpublic Information, or the disclosure of Material Nonpublic Information to others who then trade in Company Securities, is prohibited by the federal and state securities laws. Insider trading is a crime and violations are pursued vigorously by the SEC, U.S. attorneys, state enforcement authorities, and foreign authorities. Punishment for insider trading violations is severe and could include significant fines and imprisonment. Although regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” within the organization if they fail to take reasonable steps to prevent insider trading by company personnel. Authorities may also hold a person liable as an aider and abettor of someone else who conducted insider trading.
Individuals found liable for insider trading face penalties of disgorgement of any profit, a penalty of up to three times the profit gained or loss avoided, a criminal fine of up to $5 million, and up to 20 years in jail. In addition, the Company (and its trustees and executive officers) could face penalties equal to the greater of $1 million or three times the profit gained or loss avoided as a result of an employee’s violation, as well as criminal penalties of up to $25 million for failing to take steps to prevent insider trading.
An individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including termination for cause, regardless of whether the noncompliance violates the law. Any sanctions imposed on an employee for insider trading will be the sole responsibility of the employee. The Company will not cover or indemnify the employee for these costs. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.
Special and Prohibited Transactions
The Company has determined that there is a heightened legal risk and appearance of improper or inappropriate conduct if Insiders engage in certain types of transactions, including the following:
•Short-Term Trading. Short-term trading of Company Securities may be distracting to an Insider and may unduly focus an Insider on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any Insider who purchases Company Securities in the open market may not sell any Company Securities of the same class in the six months following the purchase (or vice versa). In addition, Section 16(b) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) imposes liability on officers and directors who engage in short-term trading in company securities without regard to the circumstances.
•Short Sales. Short sales of Company Securities (i.e., sales of securities that the Insider does not own) may evidence an expectation of the Insider that the securities will decline in value and, therefore, have the potential to signal to the market that the Insider lacks confidence in the Company’s prospects. In addition, short sales may reduce an Insider’s incentive to help improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits trustees and officers from engaging in short sales.

•Publicly Traded Options. Given the relatively short term of publicly traded options, transactions in options may create the appearance that an Insider is trading based on Material Nonpublic Information and focus an Insider on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options, or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.
•Hedging Transactions. Hedging transactions include the purchase of financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. Hedging transactions may permit an Insider to own Company Securities obtained through employee benefit plans or otherwise without the full risks and rewards of ownership. When that occurs, an Insider’s objectives may differ from the Company’s other shareholders. Accordingly, hedging transactions are prohibited by this Policy.
•Margin Accounts and Pledged Securities. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledger is aware of Material Nonpublic Information, trustees, officers, and other employees carefully should consider whether to deposit Company Securities in a margin account or otherwise pledge their Company Securities. To avoid violations of the insider trading laws, if Company Securities are pledged, trustees, officers, and employees should be sure to retain the financial capacity to repay the loan without resort to the pledged securities. In addition, any Insider who contemplates pledging Company Securities must notify the Chief Legal Officer at least three business days prior to the contemplated transaction.
•Standing and Limit Orders. Standing and limit orders (except under approved Rule 10b5-1 plans) create heightened risks for insider trading violations similar to margin accounts. Because there is no control over the timing of purchases or sales that result from standing instructions to a broker, the broker could execute a transaction when an Insider is in possession of Material Nonpublic Information. For that reason, the Company discourages placing standing or limit orders on Company Securities. If an Insider determines that a standing or limit order is necessary, the order should be limited to a short duration and the Insider should otherwise comply with Section 4(b).
Exceptions
There are no exceptions to this Policy other than those specifically noted in Section 4(c) and Section 6. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempt from this Policy. The securities laws do not recognize any mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
b.Additional Procedures for Restricted Persons and Certain Insiders
For the procedures set forth below, a purchase, sale, or other acquisition or disposition of Company Securities shall be deemed to occur at the time the Restricted Person or other Insider becomes irrevocably committed to the transaction (for example, in an open market purchase or sale, this occurs when the trade is executed, not when it settles).
Preclearance Procedures
Restricted Persons may not engage in any transaction (including a gift) in Company Securities without first obtaining preclearance from the Chief Legal Officer or another person designated by the Chief Legal Officer.
A request for preclearance should be submitted to the Chief Legal Officer at least two business days before the proposed transaction. Requests must be on those forms specified by the Chief Legal Officer and shall comply with any other procedures established by the Chief Legal Officer. The Chief Legal Officer is under no obligation to approve a transaction submitted for preclearance and will have sole discretion to determine whether to permit the transaction. In evaluating each proposed transaction, the Chief Legal Officer may consult as necessary with senior management and outside counsel.
Upon approval of a request for preclearance, the Chief Legal Officer will provide the Restricted Person with a specified window (generally extending up to five business days) during which the proposed transaction may be executed. If the proposed transaction is not completed during the specified window and the Restricted Person nevertheless desires to complete the transaction, a new preclearance request must be submitted.
If a Restricted Person seeks preclearance and the request is denied, then the Restricted Person should refrain from engaging in any transaction in

Company Securities and should not inform any other person of the restriction. Moreover, even if preclearance is received, if the Restricted Person becomes aware of Material Nonpublic Information or subject to a Quarterly Blackout Period (as defined below) or other event-specific trading restriction, the transaction may not be completed.
When a request for preclearance is made, the requestor should carefully consider if he or she may be aware of any Material Nonpublic Information about the Company and should provide a detailed description of those circumstances to the Chief Legal Officer. Any approval by the Chief Legal Officer will be conditioned on the information provided by the requestor being accurate and the Chief Legal Officer may revoke any approval previously granted if he or she subsequently determines that a Restricted Person is in possession of Material Nonpublic Information.
The ultimate responsibility for compliance with the insider trading provisions of the federal and state securities laws in connection with a transaction by a Restricted Person rests with the Restricted Person and any preclearance of a proposed transaction should not be construed as a guarantee or assurance that such Restricted Person will not later be found to have violated this Policy or any applicable federal or state securities laws.
Refer to Section 6 for information on pre-approval requirements for Rule 10b5-1 plans.
Post-Transaction Notices
Restricted Persons who have a reporting obligation under Section 16 of the Exchange Act shall also notify the Chief Legal Officer in writing (including by e-mail) of any purchase, sale, gift, or other acquisition or disposition of Company Securities as soon as possible following the transaction, but in any event within one business day. Such notification shall include full details of each transaction, including the number of securities purchased, sold, or otherwise transferred and the price or prices at which each transaction was executed. To the extent a transaction is executed through Charles Schwab (or such other platform on which the Company’s equity awards are then maintained) (the “Equity Plan Broker”), the post-transaction notice requirement will be deemed satisfied by the Equity Plan Broker’s timely delivery to the Chief Legal Officer of the broker’s standardized post-transaction trade details report.
Quarterly Blackout Periods
There is a heightened risk that Restricted Persons may have access to Material Nonpublic Information shortly before the Company publicly releases its financial results. Accordingly, Restricted Persons may not engage in any transactions involving Company Securities during a “Quarterly Blackout Period” beginning two weeks before the end of each fiscal quarter and ending at the beginning of the third full business day following the date on which the Company publicly releases its earnings results for that quarter.
Event-Specific Trading Restrictions
From time to time, an event may occur that is material to the Company and is known by only a limited number of Insiders. For as long as the event remains material and nonpublic, Insiders designated by the Chief Legal Officer may not trade in Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Chief Legal Officer, designated Insiders should refrain from trading in Company Securities even earlier than the typical Quarterly Blackout Period. In that situation, the Chief Legal Officer may notify these Insiders that they should not trade in the Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Quarterly Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Exceptions to this Policy will not be granted while an event-specific trading restriction is in effect.
Exceptions
Quarterly Blackout Period and event-specific trading restrictions do not apply to any transactions set forth in Section 4(c). In addition, the preclearance requirements, Quarterly Blackout Period, and event-specific trading restrictions do not apply to transactions under Rule 10b5-1 Plans approved in accordance with Section 6.
c.Transactions Not Subject to Trading Restrictions
This Policy does not apply to the following transactions, except as specifically noted:
Certain Actions Related to Stock Options
This Policy does not apply to:
•the exercise of a stock option acquired pursuant to the Company’s plans where the exercise price is funded by the Insider with cash and the underlying shares delivered in connection with the exercise are held (and not sold);

•the exercise of a tax withholding right pursuant to which you have elected for the Company to withhold shares subject to an option to satisfy tax withholding requirements; and
•the exercise of options on a “net exercise” basis pursuant to which a person either (i) delivers outstanding common shares to the Company or (ii) authorizes the Company to withhold from issuance common shares issuable upon exercise of the option, in either case, having a fair market value on the date of exercise equal to the aggregate exercise price, provided that the net shares delivered in connection with the exercise are held (and not sold).
However, this Policy does apply to:
•any sale of stock underlying exercised options;
•any sale of stock as part of a broker-assisted cashless exercise of an option;
•any sale of stock for purposes of satisfying any withholding taxes relating to an exercise of stock options; and
•any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
Restricted Stock Awards
This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock/restricted stock units. The Policy does apply, however, to any market sale of restricted stock/restricted stock units, including a broker-assisted sale to cover withholding taxes.
401(k) Plan
This Policy does not apply to purchases of Company Securities in any 401(k) plan maintained by the Company resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under any such 401(k) plan, including: (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (iv) an election to pre‑pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
Bona Fide Gifts
Bona fide gifts of Company Securities (including transfers to trusts for the direct or indirect benefit of a Family Member) are not transactions subject to this Policy, unless you have reason to believe that the recipient intends to sell the Company Securities while you (i) are aware of Material Nonpublic Information or (ii) are subject to a Quarterly Blackout Period or event-specific trading restriction and the sale by the recipient is likely to occur while the restriction is in effect; provided, however, that persons covered by this Policy must still pre-clear and report any such transactions in accordance with the procedures above.
Purchases from or Sales to the Company
Any other purchase of Company Securities from the Company or sale of Company Securities to the Company is not subject to this Policy.
Mutual Funds
Transactions in diversified mutual funds that are invested in Company Securities are not subject to this Policy.
5.Individual Responsibility for Compliance with this Policy
Each Insider is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity also complies with this Policy. In all cases, the responsibility for determining whether you are in compliance with this Policy and any applicable federal and state securities laws, including whether you are in possession of Material Nonpublic Information, rests with you, and no action by the Company, the Chief Legal Officer, or any other trustee, officer, or employee pursuant to this Policy (or otherwise) will in any way constitute legal advice or insulate you from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws.
6.Rule 10b5-1 Plans and Other Trading Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability. To be eligible for this defense, an Insider must enter into a Rule 10b5-1 plan for transactions in Company Securities that meet certain conditions specified in the rule (each, a “Rule 10b5-1 Plan”) and the Insider must act in good faith with respect to the operation of a Rule 10b5-1 Plan. If the plan and the operation thereof meets the requirements of Rule 10b5-1, the Insider may purchase or sell Company Securities without regard to certain insider trading restrictions. To comply with this Policy, a Rule 10b5-1 Plan must meet the requirements of Rule 10b5-1 and be pre-approved by the Chief Legal Officer. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of Material Nonpublic Information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party.
Any Rule 10b5-1 Plan, or amendment to any existing Rule 10b5-1 Plan, must be submitted to the Chief Legal Officer for approval at least ten days prior to the entry into the Rule 10b5-1 Plan or amendment. A Rule 10b5-1 Plan must comply with and be operated in accordance with the conditions of Rule 10b5-1, including the following:
•trades under the Rule 10b5-1 Plan may not commence until expiration of the “cooling-off period” set forth in Rule 10b5-11;
•the Rule 10b5-1 Plan must include representations that (a) the Insider is not aware of Material Nonpublic Information about the Company or its securities, and (b) the Insider is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5; and
•no Insider may have more than one Rule 10b5-1 Plan outstanding at any given time, unless otherwise permitted by the limited exceptions of Rule 10b5-1 (such as plans relating to “sell to cover” arrangements intended to satisfy tax withholding obligations upon the vesting of equity awards).
Once a Rule 10b5-1 Plan is approved, no further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan is required.
Should an Insider wish to terminate a Rule 10b5-1 Plan before the plan’s natural expiration, a termination pre-approval request must be submitted to the Chief Legal Officer at least ten days prior to termination.
Company officers and trustees must also promptly report to the Chief Legal Officer the adoption, amendment, or termination of any trading plan that is not a Rule 10b5-1 Plan.
1 For trustees and officers, the cooling-off period currently set forth in Rule 10b5-1 is the latter of (i) 90 days after execution of the plan or (ii) two business days following the filing of the Form 10-K or Form 10-Q for the reporting period in which the plan was executed. For all other Insiders, the cooling off period is 30 days after execution of the plan.

7.Applicability of Policy to Former Insiders
This Policy will cease to apply to Insiders when their service to the Company ends. Notwithstanding, federal and state securities laws will continue to apply, and it will remain the responsibility of the Insider to comply with them. Accordingly, while Insiders whose service to the Company ends will no longer be subject to this Policy (including the blackout and preclearance provisions), they should not trade in Company Securities until all Material Nonpublic Information of which they are aware becomes public or is no longer material.
8.Policy Administration and Interpretation
This Policy was adopted by and is subject to periodic review by the Company’s Audit Committee.
The Chief Legal Officer shall be responsible for the day-to-day administration of this Policy. All decisions and interpretations by the Chief Legal Officer shall be final and not subject to further review.
If you have any questions about this Policy or its application to any proposed transaction, please contact the Chief Legal Officer for additional guidance.
9.Certification
The Company may periodically require Insiders to certify that they have received, read, understand, and agree to comply with this Policy. Notwithstanding, all Insiders are bound by the Policy regardless of the Company’s receipt of a certification.
This Policy supersedes any previous policy of the Company concerning securities trading. In the event of any conflict or inconsistency between this Policy and other materials previously distributed by the Company, this Policy shall govern.
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